
11007926

GlaxoSmithKline Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2010 and 2009 and Supplemental Schedule as of December 31, 2010


pwc

GlaxoSmithKline
Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2010 and 2009 and Supplemental Schedule as of December 31, 2010

GlaxoSmithKline
Retirement Savings Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009 2

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009 3

Notes to Financial Statements
December 31, 2010 and 2009 4-12

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010 13-14

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
GlaxoSmithKline Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GlaxoSmithKline Retirement Savings Plan (the "Plan") at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 15, 2011

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7045
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

GlaxoSmithKline
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets		
Cash equivalents	$ 194,249,413	$ 217,215,528
Investments at fair value	4,259,670,272	4,017,700,577
Total funds	4,453,919,685	4,234,916,105
Receivables		
Employer contributions	1,901,902	4,187,532
Participant contributions	3,037,189	6,668,474
Dividends and interest	8,139,990	8,997,618
Participant loans receivable	48,474,733	51,265,935
Total receivables	61,553,814	71,119,559
Total assets	4,515,473,499	4,306,035,664
Liabilities		
Accrued management fees	206,263	120,384
Total liabilities	206,263	120,384
Net assets available for benefits at fair value	4,515,267,236	4,305,915,280
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(570,058)	14,600,067
Net assets available for benefits	$ 4,514,697,178	$ 4,320,515,347

The accompanying notes are an integral part of these financial statements.

GlaxoSmithKline
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to		
Investment income		
Interest	$ 10,960,201	$ 13,158,587
Dividends	60,255,337	62,439,423
Net appreciation in fair value of investments	328,551,895	615,356,838
	399,767,433	690,954,848
Contributions		
Participant	193,092,057	196,756,643
Employer	123,669,418	126,759,307
	316,761,475	323,515,950
Total additions	716,528,908	1,014,470,798
Deductions from net assets attributed to		
Benefits paid to participants	520,847,756	302,529,893
Administrative expenses	1,499,321	1,240,470
Total deductions	522,347,077	303,770,363
Plan transfers		
Plan transfers (to)/from merged plans	-	13,007,572
Total plan transfers	-	13,007,572
Net increase	194,181,831	723,708,007
Net assets available for benefits		
Beginning of year	4,320,515,347	3,596,807,340
End of year	$ 4,514,697,178	$ 4,320,515,347

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the GlaxoSmithKline Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC doing business as GlaxoSmithKline (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions which combined can range from 1% to 50% of their eligible compensation, as defined in the Plan agreement. Participants who have attained age 50 before the end of the Plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for stock ownership account contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. If a participant does not designated an investment direction, the stock ownership account contribution is invested into the GSK Stock Fund which invests in GlaxoSmithKline plc American Depository Shares (GSK ADSs).

Participant Accounts
Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ADSs of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments
As of January 1, 2007, all nonparticipant-directed investments to the GSK ADS account ceased. Under the new policy, participants can make elections to direct all the future contributions and balances in this account to be invested in any other funds in the Plan. In the absence of an investment election, contributions will initially be invested into a GSK ADS account. The account, including prior year accumulations in the stock ownership account, can be diversified at any point into any of the other investment funds offered in the Plan.

Vesting
Participants are immediately and fully vested in their participant contributions, Company matching contributions and stock ownership account contributions, plus actual earnings thereon.

Payment of Benefits

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. Payment is in the form of an immediate lump sum distribution of cash or ADSs of GlaxoSmithKline plc, if the participant account balance is less than $5,000. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 5 years or as a lump sum distribution, or they may postpone their withdrawal until as late as age 70-1/2, unless the participant remains an active employee.

Participants may withdraw participant rollover contributions, after-tax contributions, after-tax earnings and prior Company matching contributions during employment.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of participant pre-tax or Roth 401(k) contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 6 months following the withdrawal. After age 59-1/2, participants may withdraw their pre-tax, Roth 401(k), after-tax and rollover contributions and earnings at any time.

Participant Loans Receivable

Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance (excluding Employer contributions). Loan transactions are treated as transfers from the applicable investment option to the Participant Notes Fund. Loan terms range from 1-5 years, or up to 11 years for the purchase of a primary residence. Interest rates range between 4.25%-10.5% with maturity dates between 2010-2025.

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions. Participants must pay a one time loan processing fee of $50.

Administrative Expenses

Certain Administrative Expenses, specifically management and custodial fees relating to fund oversight, are paid directly by the Plan. Certain administrative functions are performed by officers or employees of GlaxoSmithKline LLC, doing business as GlaxoSmithKline. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company. During the years ended December 31, 2010 and 2009, the Company paid administrative expenses of $1,857,764 and $1,712,789, respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

New Accounting Pronouncements

In September, 2010, FASB issued Accounting Standards Update (ASU) 2010-25 changing participant loans reporting from investments to receivables. Participant loans are recorded based on the outstanding principal value plus accrued unpaid interest. The pronouncement is required to be retrospectively applied; therefore there have been reclassifications made to Statements of Net Assets Available for Benefits as of December 31, 2009, which had no impact on the Net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. The fair value of GlaxoSmithKline plc American Depository Shares ("ADSs") are based upon quoted market prices obtained from the New York Stock Exchange. Cash equivalents are valued at fair value of the underlying short-term investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in common/collective trust funds are stated at the unit value of common/collective trust portfolio which is based on the fair value of the underlying trust investments. Participant loans receivable are valued at cost, which approximates fair market value.

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (SFAS 157). This standard has been recodified as ASC 820 as amended by ASU 2009-12. The standard defines fair value and outlines a framework for measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Please see Note 5.

Synthetic investment contracts are stated at the fair value of the underlying assets of the wrapped synthetic contract, which principally consists of commingled funds holding high-quality bond portfolios, combined with wrap contracts. The fair value of wrap contracts associated with the synthetic investment contracts is determined based on replacement cost, which approximates fair market value. Wrap contracts are valued by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap yield curve that is based on the duration of the holding and adjusted for the holding's credit quality rating.

As described in the accounting guidance issued by the FASB, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in Common Collective Trusts (CCT) and synthetic GIC's - wrapper contracts which have fully benefit responsive investment contracts among their investments. As required by the FASB, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition
Purchases and sales of investments are recorded on the trade-date basis. Interest Income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation and depreciation in the fair value of its investments which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

3. Synthetic Investment Contracts

Synthetic investment contracts (wrap contracts) are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The wrap contracts are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Each wrap contract's crediting rate formula is designed to provide a stable return during rising or falling interest rates. The synthetic investment contracts serve to smooth the impact of fluctuating interest rates and bond prices by amortizing the gains or losses over the duration of the portfolio. The smoothing function allows the stable value portfolio yield to track the general direction of interest rate changes without the day-today price volatility of traditional bond portfolios.

The crediting rate on each wrap contract resets quarterly such that at least one wrap contract within the portfolio of synthetic investment contracts resets each month. The crediting interest rate is based on a formula agreed upon with the issuer. The crediting rate formula will be applied using information as of the last business day of the second calendar month before crediting rate reset date. The terms of each wrap agreement stipulate a crediting rate floor of 0%. The average aggregate yields for the synthetic investment contracts as of December 31, 2010 and 2009, respectively, were as follows:

	2010	2009
Average yields		
Based on actual earnings	2.81 %	3.93 %
Based on interest rate credited to participants	2.00 %	2.56 %

Automatic termination of the wrap contract will occur if the contract value or the market value of the contract equals zero; the contracts may also be terminated in the event of a default. Withdrawals due to plant closings, layoffs, bankruptcy, mergers, and early retirement incentives are paid out at contract value so long as the employee experienced a bona fide job loss. Withdrawals at contract value are limited to employee initiated events. Any event that is employer initiated would result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan's synthetic contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

4. Total Funds

Investments held by the Plan as of December 31, 2010 and 2009 are as follows:

	2010	2009
Cash equivalents	$ 194,249,413	$ 217,215,528
ADSs		
GlaxoSmithKline plc*	507,684,388	633,738,509
Mutual funds		
American EuroPac Fund*	358,013,237	260,103,418
Vanguard Windsor II Fund*	254,774,048	264,197,598
Vanguard US Growth & Income Fund	206,433,343	219,060,168
Vanguard US Growth Fund	79,733,794	79,513,947
PIMCO Total Return Fund	183,840,611	142,310,350
Vanguard Selected Value Fund	46,947,210	31,398,839
Vanguard Mid-Cap Growth Fund	68,838,122	54,988,759
Royce-Special Equity Fund	46,724,810	30,574,913
Templeton Foreign Fund	-	124,485,496
Vanguard Target Retirement Income Fund	-	30,510,334
Vanguard Target Retirement 2010 Fund	-	33,116,556
Vanguard Target Retirement 2015 Fund	-	31,059,933
Vanguard Target Retirement 2020 Fund	-	85,431,796
Vanguard Target Retirement 2025 Fund	-	29,044,804
Vanguard Target Retirement 2030 Fund	-	69,874,024
Vanguard Target Retirement 2035 Fund	-	16,350,155
Vanguard Target Retirement 2040 Fund	-	40,989,056
Vanguard Target Retirement 2045 Fund	-	7,242,082
Vanguard Target Retirement 2050 Fund	-	3,479,566
	1,245,305,175	1,553,731,794
Common/collective trust funds		
SSgA S&P 500 Flagship Fund*	569,393,588	502,287,026
SSgA US Bond Index Fund (Class I)*	303,668,399	203,191,831
SSgA Russell Small Cap Index Fund (Class I)*	252,489,930	40,405,398
SSgA US Total Market Index Fund (Class I)	46,323,592	309,256,516
SSgA S&P MidCap Index Fund (Class I)	139,943,182	32,043,367
SSgA International Index Fund (Class I)*	224,637,601	139,535,808
T. Rowe New Horizons Fund	122,839,563	83,624,047
Vanguard Target Retirement Income Trust	32,172,636	-
Vanguard Target Retirement 2010 Fund Trust	30,476,583	-
Vanguard Target Retirement 2015 Fund Trust	33,839,585	-
Vanguard Target Retirement 2020 Fund Trust	89,643,016	-
Vanguard Target Retirement 2025 Fund Trust	37,531,000	-
Vanguard Target Retirement 2030 Fund Trust	77,814,551	-
Vanguard Target Retirement 2035 Fund Trust	23,850,136	-
Vanguard Target Retirement 2040 Fund Trust	46,584,120	-
Vanguard Target Retirement 2045 Fund Trust	9,370,057	-
Vanguard Target Retirement 2050 Fund Trust	4,534,025	-
SEI Stable Value Fund	-	13,328,162
	2,045,111,564	1,323,672,155
Synthetic investment contracts stated at fair value*	460,837,716	505,208,837
Wrapper contract	731,429	1,349,282
Total funds	$ 4,453,919,685	$ 4,234,916,105

* The denoted investments represent 5% or more of the Plan's net assets as of December 31, 2010.

During 2010, the plan changed the Vanguard Target Retirement Funds from a mutual fund option to institutional collective trust funds in order to reduce fees.

During 2010 and 2009, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $328,551,895 and $615,356,838, respectively, as follows:

	2010	2009
GlaxoSmithKline ADSs	$ (49,240,921)	$ (120,269,320)
Mutual funds	97,652,794	779,448,766
Common/collective trust funds and wrapper contract	280,140,022	(43,822,608)
	$ 328,551,895	$ 615,356,838

5. Fair Value Measurements

The Plan has adopted guidance contained within FASB ASC 820-10, Fair Value Measurements and Disclosures, for estimating the fair value of investments in investment companies that have a calculated net asset value per share in accordance with FASB ASC 946-10, Financial Services - Investment Companies. According to this guidance, formerly known as FAS 157 - g, in circumstances where the net asset value per share of an investment is not determinative of fair value, a reporting entity is permitted, as practical expedient, to estimate the fair value of an investment in an investment company using the net asset value per share of the investment (or its equivalent) without further adjustment, if the net asset value per share of the investment is determined in accordance with the specialized accounting guidance for Investment Companies as at the measurement date. The adoption of this guidance does not have a material effect on the financial statements.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Plan management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market.

- Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
- Mutual funds and Common Collective Trusts: Valued at the net asset value ("NAV") of shares held by the plan at year end.
- Wrap contracts: Valued by calculating the present value of excess future wrap fees.
- Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The measurement methods as described in Note 2 may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2010.

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 194,249,413	$ -	$ -	$ 194,249,413
GlaxoSmithKline ADSs	507,684,388	-	-	507,684,388
Mutual funds	1,245,305,175	-	-	1,245,305,175
Common/collective trust funds and Synthetic GICs	-	2,505,949,280	-	2,505,949,280
Wrapper contracts	-	-	731,429	731,429
	$ 1,947,238,976	$ 2,505,949,280	$ 731,429	$ 4,453,919,685

The adjustment of fair value to contract value for fully benefit-responsive investment contracts has been classified as Level 2 assets.

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 217,215,528	$ -	$ -	$ 217,215,528
GlaxoSmithKline ADSs	633,738,509	-	-	633,738,509
Mutual funds	1,553,731,794	-	-	1,553,731,794
Common/collective trust funds and Synthetic GICs	-	1,828,880,992	-	1,828,880,992
Wrapper contracts	-	-	1,349,282	1,349,282
	$ 2,404,685,831	$ 1,828,880,992	$ 1,349,282	$ 4,234,916,105

Level 3 Assets as of December 31, 2010	Wrapper Contract 2010	2009
Balance at beginning of year	$ 1,349,282	$ -
Net appreciation (depreciation)	(617,853)	1,349,282
Balance at end of year	$ 731,429	$ 1,349,282

6. Related Party Transactions

Certain Plan investments are short term investment funds and common/collective trust funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the custodian and trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in American Depository Shares ("ADSs") each of which represents two ordinary shares of GlaxoSmithKline plc. In 2010, the Plan purchased GlaxoSmithKline ADSs in the amount of $19,030,476 and sold GlaxoSmithKline ADSs in the amount of $95,843,675. In 2009, the Plan purchased GlaxoSmithKline ADSs in the amount of $25,684,107 and sold GlaxoSmithKline ADSs in the amount of $20,130,426.

7. Plan Transfers

Transfers into the Plan within 2009 included transfers in from employees who were previously employed by Sirtris Pharmaceuticals Inc, Genelabs Technologies Inc or Reliant Pharmaceuticals Inc.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

9. Tax Status

The Internal Revenue Service has determined and informed the Company, in a letter dated February 25, 2004 that the Plan and Related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (IRC) and is exempt from taxation under Section 501(a). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

Beginning with the 2009 annual financial statements, the Plan adopted authoritative guidance for uncertainty in income taxes included in FASB ASC 740, Income Taxes, (formerly FASB Interpretation 48), as amended by ASU 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Plan to recognize a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. The adoption of this guidance did not affect the Plan's financial statements.

10. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$ 4,514,697,178	$ 4,320,515,347
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	570,058	(14,600,067)
Net assets available for benefits per Form 5500	$ 4,515,267,236	$ 4,305,915,280

	2010	2009
Net additions per the Statement of Changes in Net Assets Available for Benefits per financial statements	$ 716,528,908	$ 1,014,470,798
2010 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	570,058	-
2009 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	14,600,067	(14,600,067)
2008 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	44,131,483
Total income per Form 5500, Schedule H	$ 731,699,033	$ 1,044,002,214

11. Risks and Uncertainties

The Plan invests in various investment options including registered investment companies and common collective trusts that invest in stocks, including GlaxoSmithKline ADSs, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

12. Subsequent Events

The Plan's management has determined that no material events occurred subsequent to December 31, 2010 and through June 15, 2011, the date of the financial statement issuance, which requires additional disclosure in the financial statements.

Supplemental Schedule

GlaxoSmithKline
Retirement Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar	(c) Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Cash equivalents	Vanguard Prime Money	**	$ 179,563,097
*		State Street Bank STIF	**	14,686,316
				194,249,413
*	Company stock (ADSs)	GlaxoSmithKline plc*	**	507,684,388
				507,684,388
	Mutual funds	Vanguard Windsor II Fund	**	254,774,048
		Vanguard US Growth Fund	**	79,733,794
		Vanguard US Growth & Income Fund	**	206,433,343
		PIMCO Total Return Fund	**	183,840,611
		Vanguard Selected Value Fund	**	46,947,210
		Vanguard Mid-Cap Growth Fund	**	68,838,122
		Royce-Special Equity Fund	**	46,724,810
		American EuroPac Fund	**	358,013,237
				1,245,305,175
*	Common collective trust	SSgA S&P 500 Flagship Fund	**	569,393,588
*		SSGA US Bond Index Fund (Class I)	**	303,668,399
*		SSGA Russell Small Cap Index Fund (Class I)	**	252,489,930
*		SSGA US Total Market Index Fund (Class I)	**	46,323,592
*		SSGA S&P MidCap Index Fund (Class I)	**	139,943,182
*		SSGA International Index Fund (Class I)	**	224,637,601
		T. Rowe New Horizons Fund	**	122,839,563
		Vanguard Target Retirement Income Fund	**	32,172,636
		Vanguard Target Retirement 2010 Fund Trust	**	30,476,583
		Vanguard Target Retirement 2015 Fund Trust	**	33,839,585
		Vanguard Target Retirement 2020 Fund Trust	**	89,643,016
		Vanguard Target Retirement 2025 Fund Trust	**	37,531,000
		Vanguard Target Retirement 2030 Fund Trust	**	77,814,551
		Vanguard Target Retirement 2035 Fund Trust	**	23,850,136
		Vanguard Target Retirement 2040 Fund Trust	**	46,584,120
		Vanguard Target Retirement 2045 Fund Trust	**	9,370,057
		Vanguard Target Retirement 2050 Fund Trust	**	4,534,025
				2,045,111,564
*, ***	Synthetic investment contract and wrapper	Synthetic investment contracts	**	460,837,716
***		Synthetic investment wrapper contract	**	731,429
				461,569,145
		Total investments		$ 4,453,919,685
*	Participant loans	Participant loans (interest rate 4.25%-10.50%; maturity 2011-2025)		$ 48,474,733

* Denotes a party-in-interest

** Historical cost information is not required for participant directed investments

*** See Attached Schedule H

GlaxoSmithKline
Retirement Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

Contract Issuer	Underlying Asset	Wrapper Contract Market Value	Contract Value	Fair Market Value
Synthetic investment contracts				
Monumental Life Ins				
	Dwight Target 2 Fund	$ -	$ 92,363,004	$ 92,477,399
	Dwight Core Fund		27,644,288	27,678,526
	Dwight Inst Core Plus Fund		32,453,073	32,493,268
	Total value	335,413	152,460,365	152,649,193
State Street Bank				
	Dwight Target 2 Fund		100,814,711	100,939,574
	Dwight Core Fund		30,173,888	30,211,259
	Dwight Inst Core Plus Fund		35,422,703	35,466,575
		282,899	166,411,302	166,617,408
AIG Financial Products				
	Dwight Target 2 Fund		85,660,023	85,766,116
	Dwight Core Fund		25,638,083	25,669,837
	Dwight Inst Core Plus Fund		30,097,885	30,135,162
		113,117	141,395,991	141,571,115
		$ 731,429	$ 460,267,658	$ 460,837,716

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87421) of GlaxoSmithKline plc, of our report dated June 15, 2011 relating to the financial statements and related supplemental schedule of the GSK Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 15, 2011


FSC
www.fsc.org

MIX
Paper from
responsible sources
FSC® C012076

Printed on paper containing 30% post consumer waste
(PCW) fiber and certified by the Forest Stewardship Council.